April 23, 2009

By EDGAR

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P. and AllianceBernstein L.P.
Forms 10-K for the fiscal year ended December 31, 2008 filed February 23, 2009
File Nos. 1-09818 and 0-29961

Dear Mr. Cash:

We are responding to your comment letter dated April 9, 2009 concerning the Forms 10-K filed February 23, 2009 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

Form 10-K for the fiscal year ended December 31, 2008
Net Revenues, page 41

1.
In future filings please clearly indicate the amounts of assets under management which are subject to performance based fees with high-watermark provisions that are below the high-watermarks at the end of the period.  In this regard, it is not clear why you only quantify the assets under management related to hedge funds which are below high-watermarks.

Securities and Exchange Commission
Mr. John Cash

Response:

As of December 31, 2008, we were eligible to earn performance-based fees on approximately 10%, or $45.7 billion, of our assets under management (“AUM”).  Approximately $10.1 billion of this AUM was subject to high-watermark provisions with approximately half held in hedge funds and half in long-only institutional separately managed accounts.  The potential impact on our investment advisory fee revenues from hedge fund performance-based fees is significantly greater than that of separately managed accounts because hedge fund performance-based fees are generally based on absolute investment returns (i.e., we are eligible to earn performance-based fees only if the fund’s return is positive at the end of the applicable performance measurement period), while separately managed account performance-based fees are generally based on investment returns above a specified benchmark (i.e., we are eligible to earn performance-based fees if the account’s return exceeds the return of a pre-determined benchmark, such as the S&P 500 Index, for the applicable performance measurement period).  As a result, we concluded that high-watermark provisions relating to AUM of accounts subject to performance-based fees other than hedge funds were much less significant and, therefore, did not warrant disclosure.

However, in future filings, to the extent material we will indicate the amount of total AUM, hedge fund and otherwise, which is subject to performance-based fees with high-watermark provisions and what portion of that AUM is below the high-watermarks by 10% or more at the end of the period.

Capital Resources and Liquidity, page 45

2.
We note your disclosure on page 35 indicating that you are exploring additional sources of liquidity in the event of further significant deterioration of capital and credit markets.  Please tell us the alternate sources of liquidity you are currently exploring and their material terms.

Response:

The primary additional source of liquidity we considered relates to the funding of our deferred compensation awards.  We maintain non-qualified deferred compensation plans under which participants allocate annual awards: (i) among notional investments in Holding Units, certain of the investment services we provide to our clients, and a money market fund, or (ii) in options to acquire Holding Units.  Vesting periods for annual awards range from immediate to four years.  We typically purchase the investments that are notionally elected by participants shortly after the awards are granted and hold such investments in a consolidated trust.  The investments are sold as awards vest and the proceeds are used to fund payments to participants.  The alternate scenarios we explored, but did not implement, include (i) funding awards only as they vest, and (ii) selling certain investments and purchasing derivatives to hedge our market exposure.

Securities and Exchange Commission
Mr. John Cash

Exhibits

3.
We note your exhibit 23.01 is dated February 20, 2008 and also references your independent auditor’s report dated February 20, 2008.  Please amend your filing to include a currently dated consent from your independent registered public accounting firm which references the appropriate audit report date.

Response:

Our Forms 10-K/A, which were filed on April 23, 2009, include correctly dated consents from our independent registered public accounting firm.

*                       *                       *                       *

In connection with responding to your comments, Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 969-2384.

Sincerely,

/s/ Robert H. Joseph, Jr.
Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.